CANNEX CAPITAL HOLDINGS INC.
1241 Alberni Street
Vancouver, BC V6E 4R4
www.cannexcapital.com

INFORMATION CIRCULAR
as at November 14, 2018 except as otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cannex Capital Holdings Inc. (the "Company") for use at the annual general and special meeting (the "Meeting") of both the holders of Common Shares (the "Common Shareholders") and the holders of Class A Shares (the "Class A Shareholders") (together, the "Shareholders") of the Company to be held on December 18, 2018 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to the "Company", "we" and "our" refer to Cannex Capital Holdings Inc. "Common Shares" means common shares without par value in the capital of the Company and "Class A Shares" means issuer Class A shares without par value. "Shares" means both the Common Shares and the Class A Shares. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Company and legal counsel for the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares and/or Class A Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares and/or Class A Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so as follows:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Alliance Trust Company ("Alliance"), by fax (403) 237-6181, email inquiries@alliancetrust.ca, by mail, or by hand delivery at 1010, 407 - 2nd Street S.W., Calgary, Alberta T2P 2Y3; or

(b)

via the internet through the Alliance website at www.alliancetrust.ca/shareholders. Registered Shareholders must follow the instructions provided and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

Registered Shareholders must ensure that the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares and/or Class A Shares) or as set out in the following disclosure.

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of intermediaries. In Canada the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing process and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners ("OBOs") object to their name being made known to the issuers of securities which they own; and Non-Objecting Beneficial Owners ("NOBOs") who do not object to the issuers of the securities they own knowing who they are. The Company is taking advantage of the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from our transfer agent, Alliance. These VIFs are to be completed and returned to Alliance in the envelope provided or by facsimile. In addition, Alliance provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Alliance will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered (beneficial) owners of the securities of the Company. If you are a beneficial owner, and the Company or its agent sent these materials to you directly, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements by the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

If you are a Beneficial Shareholder:

If you are a Beneficial Shareholder you should carefully follow the instructions of your broker or intermediary in order to ensure that your Shares are voted at the Meeting.

The proxy form supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada and in the United States. Broadridge mails a VIF in lieu of the proxy provided by the Company. The VIF will name the same persons as are named on the Company’s form of Proxy to represent your Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), who is different from any of the persons designated in the VIF, to represent your Shares at the Meeting, and that person may be you. To exercise this right, insert the name of the desired representative, which may be you, in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge will then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternate representative duly appointed to attend the Meeting to vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Alliance, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Notice to Shareholders resident in the United States

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

This document does not address any income tax consequences of the disposition of the Company’s shares by shareholders. Shareholders in a jurisdiction outside of Canada should be aware that the disposition of shares by them may have tax consequences both in those jurisdictions and in Canada, and are urged to consult their tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Any information concerning any properties and operations of the Company has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies.

If financial statements are included or incorporated by reference herein, they have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada. Such consequences for the Shareholders who are resident in, or citizens of, the United States may not be described fully in this Circular.

The enforcement by the Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and that the major assets of the Company are located outside the United States.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed November 14, 2018 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares, which Common Shares are listed for trading on the Canadian Securities Exchange (the "CSE") under the symbol CNNX and, as of October 19, 2018, on the OTCQX Market (the "OTCQX") under symbol "CNXXF". As of November 14, 2018 there were 87,192,204 Common Shares issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue an unlimited number of Preferred Shares and an unlimited number of Class A Shares ("Class A Shares"). As of November 14, 2018 there were no Preferred Shares outstanding and there were 96,521,733 Class A Shares outstanding. Holders of Class A Shares are entitled to one vote per share at the Meeting, provided that they will not be entitled to vote for the election or removal of the directors of the Company. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

Amalgamation and Reverse Take-Over

On December 7, 2017, the Company entered into an amalgamation agreement, as amended (the "Amalgamation Agreement"), with Cannex Capital Group Inc. ("CCGI") and the Company’s wholly- owned subsidiary 1141684 B.C. Ltd. ("SubCo") to effect a three-cornered amalgamation under the provisions of the Business Corporations Act (British Columbia) (the "BCA") whereby CCGI and SubCo amalgamated to become a wholly-owned subsidiary of the Company (the "Amalgamation"). Pursuant to the Amalgamation Agreement, shareholders of CCGI received shares of the Company on a one for one basis. Following the Amalgamation, the Company changed its name from Arco Resources Corp. to Cannex Capital Holdings Inc. and its common shares were delisted from the NEX Board of the TSX Venture Exchange and commenced trading on the CSE on March 14, 2018. On June 26, 2018 the Common Shares commenced trading on the OTCQB, and then on October 19, 2018, the Company Shares commenced trading on the OTCQX.

In March 2018, the Company, through its wholly-owned subsidiary Cannex Holdings (Nevada) Inc., a corporation organized under the laws of the state of Nevada, acquired 100% of the membership interests of BrightLeaf Development LLC ("BrightLeaf"), a limited liability company organized under the laws of the state of Washington, that, through its subsidiaries, holds real estate assets, leasehold improvements, brands and other intellectual property, and/or material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), a Washington State licensed cannabis producer/processor and 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Company, only the following persons beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares or Class A Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares or Class A Shares of the Company as at November 14, 2018:

	Number of Common Shares	Percentage of Issued Common
Shareholder Name(*)	or Class A Shares Held(*)	Shares and Class A Shares

Leonid (Leo) Gontmakher	4,342,457 Common Shares and 25,606,400 Class A Shares	16.30%

Vlad Orlovskii	4,067,598 Common Shares and 23,985,625 Class A Shares[1]	15.27%

Note:
(*)	The above information has been furnished by the Company and from the insider reports available at www.sedi.ca.
(1)

2,037,658 Common Shares and 12,015,565 Class A Shares are held directly by Mr. Orlovskii. 2,029,940 Common Shares and 11,970,060 Class A Shares are held indirectly through Olan LLC, a Company 100% controlled by Mr. Orlovskii.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authority in each of the Provinces of Alberta, British Columbia and Ontario at www.sedar.com are specifically incorporated by reference to, and form an integral part of, this Information Circular:

  The audited financial statements of the Company for the financial year ended April 30, 2018 and the related management’s discussion and analysis as SEDAR filed on August 28, 2018.
  The audited financial statements of the Company for the financial year ended April 30, 2017 and the related management’s discussion and analysis as SEDAR filed on August 25, 2017.

Copies of documents incorporated herein by reference may also be obtained by a Shareholder upon request without charge from the Company by contacting the Company by telephone at (604) 628-9338, by Facsimile at (888) 691-0529 or by e-mail at info@cannexcapital.com.

All currency references in this Circular are expressed in Canadian dollars unless otherwise specified. A reference to US$ means United States dollars.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the ordinary resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

A two-thirds majority of affirmative votes of all Shareholders cast on the special resolution at the Meeting is required to pass the special resolutions approving the Alteration of the Articles (the "Articles") of the Company to include the Advance Notice Provision as described herein. A copy of the current Articles is available under the Company’s profile at www.sedar.com.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently set at seven. The Board has determined that the number of directors will be adjusted to six for the ensuing year, and therefore will nominate six persons to be elected as directors at the Meeting, for the ensuing year.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Advance Notice Policy

On August 21, 2018, the Board adopted an advance notice policy (the "Advance Notice Policy"), which sets out advance notice requirements for the nomination of directors. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA or (ii) a shareholder proposal made pursuant to the provisions of the BCA. The Advance Notice Policy was filed on the Company’s profile at www.sedar.com on September 4, 2018.

At the Meeting, Shareholders will be asked to ratify, confirm and approve the Advance Notice Policy by passing an ordinary resolution, the details of which are set out under "Particulars of Matters to be Acted upon – Ratification of Advance Notice Policy." Such resolution authorizes the Board to amend the Advance Notice Policy as the Board deems appropriate and in the best interests of the Company, without further confirmation, ratification or approval of the Shareholders.

The resolution to approve the Advance Notice Policy must be approved by a simple majority of the votes cast on the resolution at the Meeting.

Pursuant to the Advance Notice Policy and as discussed in this Information Circular, any director nominations for the Meeting submitted by shareholders who are not Board members or officers of the Company, must be received by the Company in compliance with the Advance Notice Policy by no later than the close of business on November 12, 2018. If no such nominations, which are in compliance with the Advance Notice Policy, are received by the Company prior to such date, management’s nominees for election as directors set forth above will be the only nominees eligible to stand for election at the Meeting.

The following table sets out the names of management’s six nominees for election as director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment (for the last five years for each director nominee), the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, at November 14, 2018.

Name of Nominee; Current Position with the Company and Province and Country of Residence	Period as a Director of the Company	Present Principal Occupation	Common Shares/Issuer Class A Shares Beneficially Owned or Controlled(1)
Anthony Dutton President, CEO and Director British Columbia, Canada	Since March 12, 2018	Former President, CEO and Director of IBC Advanced Alloys Corp. (May, 2006 to May, 2016).	6,245,000 Common Shares[2]
Leonid (Leo) Gontmakher[10] COO and Director Puerto Rico, USA	Since March 12, 2018	President of Maha Consulting Inc. (January, 2010 to present); CEO and Co-Founder of Superior Gardens LLC (June, 2013 to present);	4,342,457 Common Shares and 25,606,400 Class A Shares[3]
Gerald (Jerry) Derevyanny[9] Director Washington, USA	Since March 12, 2018	Chief Operating Officer and
General Counsel of BrightLeaf
(April, 2017 to present); Founder
and Owner of 7Point (August,
2017 to present); General
Counsel to Superior Gardens
LLC (June, 2014 to March,
2017); Partner at Adler
Vermillion & Skoclich LLP
		(April, 2013 to June, 2014);	515,000 Common Shares[4]
Dmitriy Goykhman[9] Director New York, USA	Since March 12, 2018	Founder of DGA Tax (February, 2009 to present);	250,000 Common Shares[5]
Thomas (Tom) Peters9, [10] Director California, USA	Since March 12, 2018	Managing Director at Inverness Advisors (March, 2009 to present)	400,000 Common Shares[6]
Roman Tkachenko[9], [10] Director, Chairman Washington, USA	Since March 12, 2018	CEO of Direct Source Seafood
LLC (November, 2016 to
present); ; COO of Direct Source
Seafood LLC (March, 2010 to
November, 2016); CEO of
Marine Treasures International
Inc. (December, 2013 to
		November, 2016);	2,057,770 Common Shares and 12,134,161 Class A Shares[7]

Notes:
1.	The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
2.	Mr. Dutton also holds options to purchase an additional 900,000 Common Shares at $1.00 each, expiring December 11, 2022
3.	Mr. Gontmakher also holds options to purchase an additional 1,800,000 Common Shares at $1.00 each, expiring December 11, 2022, and a Convertible Note in the principal amount of $159,000.
4.	Mr. Derevyanny also holds options to purchase an additional 800,000 Common Shares at $1.00 each, expiring December 11, 2022.

5.	Mr. Goykhman also holds options to purchase an additional 400,000 Common Shares at $1.00 each, expiring December 11, 2022 and 200,000 Common Shares at $1.00 each, expiring October 5, 2023.
6.	Mr. Peters also holds options to purchase an additional 400,000 Common Shares at $1.00 each, expiring December 11, 2022 and 200,000 Common Shares at $1.00 each, expiring October 5, 2023.
7.	Mr. Tkachenko also holds options to purchase an additional 700,000 Common Shares at $1.00 each, expiring December 11, 2022 and a Convertible Note in the principal amount of $60,900.
8.	Member of Audit and Risk Committee.
9.	Member of the Remuneration and Nomination Committee.

None of the nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Penalties, Sanctions and Cease Trade Orders

No proposed director is, as at the date of this information circular, or has been, within ten (10) years before the date of this information circular, a director, chief executive officer or chief financial officer of any company (including the Company, in respect of which the information circular is being prepared) that:

a.	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

b.

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

c.

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

d.

has, within the ten (10) years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees named herein as directors of the Company until the close of the next annual general meeting.

APPOINTMENT OF AUDITOR

Davidson & Company LLP, Chartered Professional Accountants of 1200 – 609 Granville Street, Vancouver, BC V7Y 1G6, will be nominated for appointment as auditor of the Company to hold office until the next annual general meeting of shareholders, at a remuneration to be fixed by the directors. Davidson & Company LLP was first appointed auditor of the Company on November 27, 2017 to fill the vacancy created by the resignation of the Company’s former auditor, Charlton and Company. The change of auditor was approved by the Company’s audit committee. A copy of the Notice of Change of Auditor and copies of the supporting letters from each auditor are attached as Schedule A to this Information Circular and copies have been filed of the Company’s profile at www.sedar.com pursuant to the requirements of National Instrument 51-102.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company until the close of the next annual general meeting.

AUDIT AND RISK COMMITTEE AND RELATIONSHIP WITH AUDITOR

The provisions of National Instrument 52-110 – Audit Committees ("NI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

The Audit and Risk Committee’s Charter

The Audit and Risk Committee has a charter, which was adopted by the Company on July 10, 2018. A copy of the Audit and Risk Committee Charter was posted to the Company’s SEDAR profile at www.sedar.com. Securityholders may request a copy, free of charge by telephone at (604) 628-9338, by Facsimile at (888) 691-0529 or by e-mail at info@cannexcapital.com.

Composition of the Audit and Risk Committee

Members of the Audit and Risk Committee are Dmitriy Goykhman, Thomas Peters, Roman Tkachenko and Jerry Derevyanny. Messrs. Goykhman, Peters and Tkachenko are considered independent and Mr. Derevyanny is considered non-independent, as he is an officer of the Company. An Audit and Risk Committee member is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

An audit committee member is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

Each member of the Company’s Audit and Risk Committee has adequate education and experience relevant to their performance as an audit committee member and, in particular, the requisite education and experience that provides the member with:

(a)

an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

See further information for each Audit and Risk Committee member below.

Dmitriy Goykhman– Independent Director

Mr. Goykhman is the founder or DGA Tax, a boutique tax practice specializing in tax structuring, with an emphasis in growth phase companies, operational consulting, cross-border taxation, financial reporting, and modeling. Mr. Goykhman is a licensed CPA and a Chartered Global Management Accountant. Mr. Goykhman holds a BA in Accounting and an MA in Taxation from Pace University in New York City.

Thomas Peters – Independent Director

Mr. Peters is a co-founder and Managing Director at Inverness Advisors, a San Francisco based strategic advisory firm to middle-market and growth companies in the technology, media and enterprise services sectors. Mr. Peters graduated magna cum laude from Washington and Lee University and received his MBA from the University of Virginia’s Darden Graduate School of Business.

Roman Tkachenko – Independent Director

Mr. Tkachenko is the Company’s Chairman and the CEO of Direct Source Seafood LLC, importer/wholesalers of specialized frozen seafood products. Mr. Tkachenko was also the CEO of Marine Treasures International, a company specializing in international sourcing of frozen seafood from 2013 to 2017. Mr. Tkachenko holds a BS in Accounting from Central Washington University.

Gerald (Jerry) Derevyanny – Non-independent Director

Mr. Derevyanny is the Company’s Executive Vice President of Corporate Development and the current COO and General Counsel of BrightLeaf, Mr. Derevyanny holds a BA in Business Administration with a focus in Entrepreneurship from the University of Washington and a JD from Boston University. Mr. Derevyanny is a licensed attorney in Washington and New York.

Audit and Risk Committee Oversight

The Audit and Risk Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Davidson & Company LLP.

Reliance on Certain Exemptions

At no time has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

The Company is a "venture issuer" as defined in NI 52-110 and is relying on the exemptions in section 6.1 of NI 52-110 relating to Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

Pre-Approval Policies and Procedures

See the Audit and Risk Committee Charter for specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Board resolved on November 30, 2017 that Charlton & Company, Chartered Professional Accountants, not be proposed for reappointment as the auditor of the Company. Davidson & Company LLP, Chartered Professional Accountants, are the current auditors of the Company. Charlton & Company prepared the Company’s April 30, 2017 year-end financial statements which were filed on SEDAR at www.sedar.com on August 25, 2017. Davidson & Company LLP, Chartered Professional Accountants prepared the Company’s April 30, 2018 year-end financial statements which were filed on SEDAR on August 28, 2018.

The audit committee has reviewed the nature and amount of the non-audit services provided by each of former auditor, Charlton & Company to the Company (fiscal year ended April 30, 2017) and by the successor auditor, Davidson & Company LLP (fiscal year ended April 30, 2018) to ensure auditor independence. Fees incurred with each of Charlton & Company (fiscal year ended April 30, 2017) and Davidson & Company LLP (fiscal year ended April 30, 2018) for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees Paid to Auditor (Davidson & Company LLP) in Year Ended April 30, 2018	Fees Paid to Auditor (Charlton & Company) in Year Ended April 30, 2017
Audit Fees(1)	$87,500	$7,500
Audit-Related Fees(2)	$34,500	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	$19,500	Nil
Total	$141,500	$7,500

Notes:
(1)	"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	"All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices; as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the opinion of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by conducting quarterly reviews of the Company’s consolidated financial statements and management discussion and analysis as well as requiring material transactions to be approved by the Board prior to the transaction taking place.

The independent Board members are Dmitriy Goykhman, Thomas Peters and Roman Tkachenko. The non-independent directors are Anthony Dutton, President and CEO; Leonid (Leo) Gontmakher, COO, and Gerald (Jerry) Derevyanny, Executive Vice President of Corporate Development and COO of BrightLeaf.

Directorships

The current directors are board members of other reporting issuers as follows:

Name of Director	Name of Reporting Issuer	Exchange
Anthony Dutton	Trakopolis IoT Corp.	TSX-V
	Value Capital Trust	TSX-V

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board finds that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Remuneration and Nominations Committee recommends directors for nomination to the Board.

Compensation

Independent directors of the Company are paid fees of $1,500 per month since March 2018 and an additional $2,000 per month for a Committee Chair position. The Chairman of the Company is paid $4,000 per month. They were not compensated prior to that date except through option grants. For further details see Statement of Executive Compensation – Venture Issuer below.

Other Board Committees

In addition to the Audit and Risk Committee, the Company also has a Remuneration and Nomination Committee that assists the Board in settling the compensation of directors and senior executives and developing and submitting to the board recommendations with regard to other employee benefits. The Remuneration and Nominations Committee consists of Messrs. Peters, Tkachenko and Gontmakher.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and it audit committee.

STATEMENT OF EXECUTIVE COMPENSATION

The following information is provided as required under Statement of Executive Compensation – Venture Issuer, Form 51-102F6V (the "F6V"), as such form is defined in National Instrument 51-102 ("NI 51- 102") and relates to the Company’s April 30, 2018 financial year end.

References in the F6V to "compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, all share compensation units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

Named Executive Officer

In this section "Named Executive Officer" ("NEO") means any individual who, during the Company’s most recently completed financial year ended April 30, 2018 was:

(a)	the chief executive officer ("CEO") (or an individual who acted in a similar capacity) of the Company;

(b)	the chief financial officer ("CFO") (or an individual who acted in a similar capacity) of the Company;

(c)

each of the three other most highly compensated executive officers of the Company or any of its subsidiaries or the three most highly compensated individuals acting in a similar capacity (except those whose total salary and bonus does not exceed C$150,000); and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer nor a director of the Company or any of its subsidiaries, nor acting in a similar capacity, at the end of the Company’s fiscal years ended April 30, 2018 and 2017.

For the purposes of this section, the following are the NEOs: Anthony Dutton, current President, CEO and director; D. Barry Lee, former CFO; Leonid Gontmakher, current COO and director; George Danes, former CEO and director; and Teresa Rzepczyk, former CFO and director.

During the years ended April 30, 2018 and 2017, the following persons were directors of the Company who were not also NEOs: Thomas Peters, director, Gerald (Jerry) Derevyanny, director, Gregory Marshall, former director, Dmitriy Goykhman, director, Roman Tkachenko, director, and Gilbert G. Schneider, former director.

Director and NEO compensation, excluding compensation securities

The following table sets forth all annual and long-term compensation for services paid to or earned by each of the NEOs and directors during the Company’s financial years ended April 30, 2018 and 2017.

Table of compensation excluding compensation securities
Name and Principal Position	Year(1)	Salary, consulting fee, retainer or commission ($)(2)	Bonus ($)	Committee or meeting fees ($)	Value of Perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Anthony Dutton(1) President, CEO and Director (2)	2018 2017 2016	60,000 45,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	60,000 45,000 Nil
D. Barry Lee Former CFO	2018 2017 2016	60,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	60,000 Nil Nil
Leonid Gontmakher (3) COO and Director	2018 2017 2016	90,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	90,000 Nil Nil
Thomas Peters(4) Director	2018 2017 2016	11,400 Nil Nil	Nil Nil Nil	8,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	19,400 Nil Nil
Gerald (Jerry) Derevyanny(5) Director	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gregory Marshall(6) Former Director	2018 2017 2016	515,861 Nil Nil	Nil Nil Nil	3,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	518,861 Nil Nil
Dmitriy Goykhman (7) Director	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	8,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	8,000 Nil Nil
Roman Tkachenko (8) Director	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	3,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	3,000 Nil Nil

Table of compensation excluding compensation securities
Name and Principal Position	Year(1)	Salary, consulting fee, retainer or commission ($)(2)	Bonus ($)	Committee or meeting fees ($)	Value of Perquisites ($)	Value of all other compensation ($)	Total compensation ($)
George Danes(9) Former CEO and Director	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Teresa Rzepczyk (10) Former CFO and Director	2018 2017 2016	Nil 13,500 27,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 13,500 27,000
Gilbert G. Schneider(11) Former Director	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Warren M. McIntyre(12) Former CEO and Director	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
1.	Mr. Dutton was appointed President, CEO and a director on March 12, 2018. He previously held the office of President and Chief Executive Officer from January 13, 2016 to June 20, 2017. He also previously served as a director from March 29, 2011 to June 20, 2017.
2.	D. Barry Lee was appointed CFO on March 12, 2018 and resigned on October 17, 2018. He previously served as a director from March 29, 2016 to March 12, 2018. David Croom was appointed as the Company’s CFO on October 17, 2018.
3.	Leonid (Leo) Gontmakher was appointed COO and a director on March 12, 2018.
4.	Thomas Peters was appointed as a director on March 12, 2018.
5.	Gerald (Jerry) Derevyanny was appointed as a director on March 12, 2018.
6.	Gregory Marshall was appointed as a director on March 12, 2018 and resigned on October 31, 2018
7.	Dmitriy Goykhman was appointed as a director on March 12, 2018.
8.	Roman Tkachenko was appointed as a director on March 12, 2018.
9.	George Danes was the CEO and a director from June 20, 2017 to January 8, 2018.
10.	Teresa Rzepczyk was the CFO from September 5, 2014 until March 12, 2018 and was a director from August 26, 2016 to March 12, 2018.
11.	Gilbert G. Schneider was a director from January 18, 2018 until March 12, 2018.
12.	Warren M. McIntyre was a director from March 13, 2006 until August 26, 2016, President from October 11, 2007 until January 13, 2016 and CEO from March 13, 2006 until January 13, 2016.

Stock Options and Other Compensation Securities

Summary of Stock Option Plans

The Company has incentive stock option plans that allow for the grant and exercise of options to purchase both Common Shares and Class A Shares (the "Stock Option Plans"). The Stock Option Plans were approved by shareholders by way of consent resolution on January 30, 2018. The following is a brief summary of the Company Stock Option Plans:

a.

the maximum number of Company Options which may be granted to any one Company Option holder under the Company Stock Option Plans within any 12-month period shall be 5% of the number of Company Class A Shares and Company Common Shares, taken together, that are outstanding (on a non-diluted basis) immediately prior to the grant of Company Option in question (the "Outstanding Issue") (unless the Company has obtained disinterested shareholder approval);

b.

if required under applicable regulatory laws, disinterested shareholder approval is required to the grant to insiders, within a 12-month period, of a number of Company Options which, when added to the number of outstanding incentive stock options granted to insiders within the previous 12 months, exceed 10% of the Outstanding Issue;

c.	the expiry date of an Company Option shall be no later than the tenth anniversary of the grant date of such Company Option;

d.	the maximum number of Company Options which may be granted to any one consultant within any 12-month period must not exceed 2% of the Outstanding Issue; and

e.

the maximum number of Company Options which may be granted within any 12-month period to employees or consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Company Options vesting in any three-month period.

The Stock Option Plans are designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and by promoting greater alignment of interests between executives and shareholders in the creation of long-term shareholder value. Copies of the Stock Option Plans are available under the Company’s profile at www.sedar.com.

The purpose of granting stock options ("Options") is to assist the Company in compensating, attracting, retaining and motivating its executive officers and to closely align the personal interests of such persons to that of the shareholders. During the fiscal year ended April 30, 2017, the Company granted no options. In fiscal year ended April 30, 2018 the Company granted options to purchase a total of 11,650,000 Common Shares. In October 2018, the Company granted options to purchase a total of 1,975,000 Common Shares. At the date of this Circular there are 13,225,000 options outstanding under the Stock Option Plans.

The Board has the authority either to grant Options or has the authority to delegate to any Board committee (the "Committee") appointed for the purpose of compensating the Company’s directors, officers, employees and consultants) the ability to grant Options to the Company’s directors, management, employees and consultants. Options can be granted, from time to time at the sole discretion of the Board or the Committee, to persons eligible to receive Options under the Stock Option Plans. Option exercise prices are set in accordance with CSE policies.

In determining the number of Options to be granted to the executive officers, the Board considers a number of factors including the amount and term of Options previously granted, base salary and annual performance incentives awarded to the executives and commensurate with those offered by other companies in our industry; and the exercise price of any outstanding options to ensure that such grants are in accordance with CSE policies. Options vest on terms established by the Board at the time of grant.

As at November 14, 2018 there were 87,192,204 Common Shares issued and outstanding and 96,521,733 Class A Shares outstanding. Accordingly, the Company has the authority to grant options to purchase up to a total of 18,371,394 Shares collectively under the Stock Option Plans. At the date of this Information Circular, options to purchase an aggregate of 13,225,000 Shares are granted and outstanding under the Stock Option Plans, representing 7.2% of the outstanding Shares.

Stock Option Grants

The following table discloses the particulars of the option-based awards granted to the NEOs and Directors pursuant to the Stock Option Plans in the financial year ended April 30, 2018.

Compensation Securities
Name and position	Type of Compensation Security	Number of compensation securities, number of underlying securities, and percentage of class (#)	Date of issue or grant (mm/dd/yy)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)(1)	Closing price of security or underlying security at year end ($)	Expiry Date (mm/dd/yy)
Anthony Dutton President, CEO and Director	Options	900,000 0.49%	12/11/2017	$1.00	$1.00	$1.06	12/11/22
D. Barry Lee Former CFO	Options	900,000 0.49%	12/11/2017	$1.00	$1.00	$1.06	12/11/22
Leonid Gontmakher COO and Director	Options	1,800,000 0.98%	12/11/2017	$1.00	$1.00	$1.06	12/11/22
Thomas Peters Director	Options	400,000 0.22%	12/11/2017	$1.00	$1.00	$1.06	12/11/22
Gerald (Jerry) Derevyanny Director	Options	800,000 0.44%	12/11/2017	$1.00	$1.00	$1.06	12/11/22
Gregory Marshall Former Director	Options	500,000 0.27%	12/11/2017	$1.00	$1.00	$1.06	12/11/22
Dmitriy Goykhman Director	Options	400,000 0.22%	12/11/2017	$1.00	$1.00	$1.06	12/11/22
Roman Tkachenko Director	Options	700,000 0.38%	12/11/2017	$1.00	$1.00	$1.06	12/11/22

Notes:
(1)	The Common Shares began trading on the CSE on March 14, 2018.

Exercise of Compensation Securities by NEOs and Directors

During the financial year ended April 30, 2017 there were no options granted or exercised. During the financial year ended April 30, 2018, there were no options exercised by an NEO or a director of the Company.

Employment, consulting and management agreements

Other than as set out herein, the Company has no agreements or arrangements under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or NEO.

The Company does not have employment contracts with its senior management. The Company paid management fees to companies controlled by insiders as follows: $60,000 (2017 - $45,000) to Delu Corp. a company controlled by the Company’s CEO; $60,000 (2017 - $nil) to Equity One Capital Corporation, a company controlled by the Company’s CFO; and $90,000 (2017 - $nil) to Maha Consulting LLC, a company controlled by the Company’s COO.

Oversight and description of director and NEO compensation

Compensation Review Process

The Company has a Remuneration and Nomination Committee consisting of Messrs. Peters, Tkachenko and Gontmakher.

The function of the Remuneration and Nomination Committee is to consider the terms of employment of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other executive officers, and general compensation policy, as well as the policy for granting awards under the Stock Option Plans.

Elements of Executive Compensation Program

The Company’s compensation program consists of the following elements:

(a)	base salary or consulting fees;

(b)	bonus payments; and

(c)	equity participation through the Stock Option Plans.

Base Salary or Consulting Fees

Base salary ranges for NEOs were initially determined upon review of salaries paid by other companies that are comparable in size to the Company.

In determining the base salary of a NEO, the Board considers the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the same industry, which were similar in size and stage of development as the Company;

(c)	the experience level of the NEO;

(d)	the amount of time and commitment which the NEO devotes to the Company; and

(e)	the NEO’s overall performance and performance in relation to the achievement of corporate milestones and objectives.

Bonus Payments

Each of the NEOs, as well as all employees, are eligible for an annual bonus, payable in cash or through option-based compensation. The amount paid is based on the Board’s assessment of the Company’s performance for the year. Factors considered in determining bonus amounts include individual performance, financial criteria (such as cash management and share price performance) and operational criteria (such as significant acquisitions of licensed cannabis operations and the attainment of corporate milestones).

Equity Participation

The Company currently offers equity participation in the Company through the Stock Option Plans.

Executive Compensation

Except for the grant of incentive stock options, there are no arrangements under which NEOs were compensated by the Company during the two most recently completed financial years for their services in their capacity as NEOs, directors or consultants.

Director Compensation

The independent directors of the Company receive a $1,500 monthly director fee paid to each director in their capacity as directors, and if a committee chair, an additional $2,000 per month. Except for the grant to directors of Options, there were no other arrangements under which directors were compensated by the Company during the two most recently completed financial years for their services in their capacity as directors.

Share-based Awards – Equity Compensation Plan

The Board has not adopted and the Company has not approved any equity compensation plans utilizing share-based awards.

Option-based Awards – Stock Option Plans

On January 30, 2018, shareholders approved the adoption of incentive stock option plans in respect of both the Common Shares and the Class A Shares. Pursuant to the Stock Option Plans, the Board may from time to time, at its discretion, and in accordance with CSE requirements, grant to directors, officers, employees and consultants, non-assignable and non-transferable options to purchase the Shares, provided that the number of Shares reserved for issuance under the Stock Option Plans will not exceed 10% of the then issued and outstanding Shares. See "Stock Options and Other Compensation Securities – Summary of the Stock Option Plans" above.

Actions, Decisions, Policies made after the Company’s April 30, 2018 Financial Year End

In August 2018, the Company advanced an additional $1,000,000 under the terms of a convertible promissory note with Ametrine Wellness dba Jetty Extracts ("Jetty"), a company which holds a 99.99% membership interest in Jetty Marketing, LLC, a 50% membership interest in Jetty MindTricks, LLC, and a 5% membership interest in 57th Avenue LLC. Jetty is a California-based processor and distributor of cannabis products.

In October 2018, the Company terminated the binding letter agreement to acquire 100% of Jetty, pursuant to which the Company had advanced Jetty US$3.5 million in bridge funding under a secured convertible note. The US$3.5 million note, along with accrued interest, was re-paid in full on termination of the agreement.

On October 17, 2018, D. Barry Lee resigned as Chief Financial Officer of the Company and David Croom was appointed Chief Financial Officer.

On October 31, 2018, Gregory Marshall resigned from the board of directors.

In October 2018, the Company invested US$750,000 to acquire a 10% founding ownership interest in Soma Group Holdings Inc. ("Soma"), a New Zealand-based cannabis start-up. Soma has an innovative science-based cannabinoid R&D and production platform.

Pension Disclosure

The Company does not have any deferred compensation plan or pension plan in place that provides for payments or benefits at, following or in connection with retirement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

See disclosure under "Stock Options and Other Compensation Securities" under "Statement of Executive Compensation" above for disclosure on the Company’s equity compensation regime.

The following table sets out equity compensation plan information as at the end of the financial years ended April 30, 2018, and 2017. As of April 30, 2018 when there was 87,192,204 Common Shares and 96,521,733 Class A Shares outstanding. Accordingly, there was an aggregate maximum of 18,371,394 Shares available for exercise of Options pursuant to the Stock Option Plans.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
2018
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Stock Option Plans)	11,400,000	1.00	6,971,394
Equity compensation plans not approved by securityholders	--	--	--
2017
Equity compensation plans approved by securityholders (former 10% rolling plan)	Nil	N/A	938,732
Equity compensation plans not approved by securityholders	--	--	--

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company or have any indebtedness that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended April 30, 2018, or has any interest in any material transaction in the current year or as of the date hereof other than as set out herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Items of Business

1.	Presentation of Financial Statements;

2.	Election of Directors;

3.	Appointment of Auditor;

4.	Ordinary resolution to ratify the adoption of the Advance Notice Policy; and

5.	Special Resolution to Approve Alteration of Articles.

Ratification of Advance Notice Policy

As set out above, on August 21, 2018, the Board adopted an advance notice policy (the "Advance Notice Policy"). The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA or (ii) a shareholder proposal made pursuant to the provisions of the BCA.

The purpose of the Advance Notice Policy is: (a) to provide Shareholders and management of the Company with direction on the nomination of directors by Shareholders, including those participating in a meeting by proxy rather than in person; (b) to provide an orderly and efficient process whereby Shareholders will receive adequate notice of the nominations to be considered at a meeting thus allowing Shareholders to exercise their voting rights in an informed manner; and (c) to provide the framework allowing the Company to fix a deadline by which holders of Common Shares must submit a notice concerning director nominations to the Company prior to any annual meeting of Shareholders, or any special meeting of Shareholders at which directors are to be elected, and which also gives clear direction as to the minimum information that a Shareholder must include in the notice of nomination they send to the Company, for the notice to be in proper written form.

The Policy also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The above summary is qualified by the full text of the Advance Notice Policy, a copy of which is available for review: (a) under the Company’s profile on SEDAR at www.sedar.com, (b) from the Company upon request at info@cannexcapital.com or (c) on the Company’s website at www.cannexcapital.com.

Resolution to Ratify Advance Notice Policy

The Board is seeking ratification of the Advance Notice Policy by an ordinary resolution of Shareholders at the Meeting. Such resolution will also authorize any amendment to the Advance Notice Policy as the Board deems appropriate and in the best interests of the Company and allows the Board to make any such amendment without further confirmation, ratification or approval of the Shareholders.

At the Meeting the Board will ask the Shareholders to consider and, if thought fit, pass an ordinary resolution in substantially the following form (the "Advance Notice Policy Resolution"), with or without variation, as follows:

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.

The Company’s Advance Notice Policy (the "Advance Notice Policy") adopted by the Company on August 21, 2018, the full text of which has been filed under the Company’s SEDAR profile at www.sedar.com, be and is hereby ratified, confirmed and approved as the Advance Notice Policy of the Company;

2.

The board of directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with the terms and conditions of the Advance Notice Policy, to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

If the Advance Notice Policy Resolution is passed at the Meeting, the Advance Notice Policy will remain in effect following the Meeting, and subject to Shareholder approval of the special resolution to approve the alteration of the Company’s Articles (the "Alteration"). If the Advance Notice Policy Resolution does not pass at the Meeting, the Advance Notice Policy will terminate and be of no further force and effect following the termination of the Meeting.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the ratification and approval of the Advance Notice Policy Resolution at the Meeting.

Alteration of Articles

The Board believes it to be in the best interests of the Company to alter the Articles of the Company to include the Advance Notice Provision.

Advance Notice Provision – Background and Purpose

The following information is intended as a brief description of the advance notice requirements contained in the Advance Notice Provision. The disclosure below is qualified in its entirety by the full text of the Advance Notice Provision, the full text of which is attached as Schedule B to this Information Circular.

The purpose of the Advance Notice Provision is to provide shareholders, directors and management of the Company with a clear framework of the procedure for nominating directors for election at any annual general meeting or at any special meeting of shareholders at which the election of directors is one of the purposes for which the special meeting is called. It sets out advance notice requirements for the nomination of directors and provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA; or (ii) a shareholder proposal made pursuant to the provisions of the BCA.

The alteration to the Articles (the "Alteration") to include the Advance Notice Provision will effectively entrench terms of advance notice for nomination of directors within the Company’s charter effectively safeguarding the Advance Notice Provision and all actions taken by the Company pursuant thereto. Accordingly, at the Meeting the Company will seek approval of all Shareholders to the Alteration by a special resolution of all Shareholders at the Meeting.

The Advance Notice Provision: (i) informs the Company of nominees for election at a Shareholder meeting proposed by a Shareholder sufficiently in advance of such meeting, and (ii) provides an opportunity for the Board to make an informed determination regarding the proposed nominees and, if appropriate, present alternatives to Shareholders.

The directors of the Company are proposing that the Articles be altered to include the Advance Notice Provision, which will:

(i)	facilitate orderly and efficient annual general or, where the need arises, special meetings;

(ii)	ensure that all Shareholders receive adequate notice of nominations for director and sufficient information with respect to all director nominees; and

(iii)	allow Shareholders to register an informed vote. The full text of the proposed Alteration is set out in Schedule B to this Information Circular.

Purpose of the Advance Notice Provision

The purpose of the Advance Notice Provision is to foster a variety of interests of all Shareholders and the Company by ensuring that all Shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision provides the framework by which the Company may fix a deadline by which Shareholders of record must submit any such director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of the Advance Notice Provision

1. Subject to the BCA and the Articles, the persons who are nominated in accordance with the following procedures shall be the only persons eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual general meeting of shareholders or at any special meeting of shareholders (but only if one of the purposes for which the special meeting was called was the election of directors):

(a)	by or at the direction of the Board of the Company, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCA, or a requisition of the shareholders made in accordance with the provisions of the BCA; or

(c)	by any person (a "Nominating Shareholder") who:

(i)

at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provision and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more Common Shares carrying the right to vote at such meeting or who beneficially owns Common Shares that are entitled to be voted at such meeting; and

(ii) who complies with the notice procedures set forth below in the Advance Notice Provisions.

2. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give timely notice thereof in proper written form to the Chief Financial Officer of the Company at the principal executive offices of the Company.

3. To be timely, a Nominating Shareholder’s notice to an officer of the Company, being either of the CEO, the CFO or the Corporate Secretary of the Company, ("an officer of the Company") must be made:

(a)

in the case of an annual general meeting of shareholders (the "AGM"), not less than 30 nor more than 65 days before the date of the AGM; provided, however, that if the AGM is to be held on a date that is less than 40 days after the date on which the first Public Announcement of the date of the AGM was made (the "Notice Date"), notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an AGM) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

4. To be in proper written form, a Nominating Shareholder’s notice to the officer of the Company must set forth:

(a)	if the Nominating Shareholder is not the beneficial owner of the Common Shares, the identity of the beneficial owner and the number of Common Shares held by that beneficial owner;

(b)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

	(i)	the name, age, business address, and residential address of the person;

(ii)

the current principal occupation, business or employment of the person, the name and principal business of any company in which such employment is carried on, and similar information as to all the principal occupations, businesses or employments within the five preceding years;

(iii)

the class or series and number of shares in the capital of the Company which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date will then have been made publicly available and will have occurred) and as of the date of such notice;

	(iv)	a statement as to whether such person would be "independent" of the

Company (within the meaning of §§ 1.4 and 1.5 of NI 52-110, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination; and

(iv)

any other information relating to the person that would be required to be disclosed in a proxy circular or a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (including such person’s written consent to being named in the proxy circular as a nominee and to serving as a director if elected); and

(c)

as to the Nominating Shareholder giving the notice, any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws, and the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

5. To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in the Advance Notice Provision and the candidate for nomination, whether nominated by the Board or otherwise, must have previously delivered to the Corporate Secretary or an officer of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the meeting, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary or an officer of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

6. No person shall be eligible for election as a director of the Company unless nominated in accordance with the Advance Notice Provision; provided, however, that nothing in the Advance Notice Provision shall be deemed to preclude discussion by a Shareholder (as distinct from the nomination of directors) at a meeting of Shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairperson of the Meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

7. For purposes of the Advance Notice Provision:

(a)

"Public Announcement" will mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com; and

(b)

"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each applicable province and territory of Canada.

8. Notwithstanding any other stipulation of the Advance Notice Provision, notice or any delivery given to the Corporate Secretary or an officer of the Company pursuant to the Advance Notice Provision may only be given by personal delivery or by email transmission (at such contact information as set out on the Company’s issuer profile on SEDAR), and will be deemed to have been made and given only at the time it is served by personal delivery to the Corporate Secretary or an officer of the Company at the principal executive offices of the Company or sent by email transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Eastern time) on a day which is a business day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a business day.

Shareholder Confirmation

Under the Articles and the BCA, the Company’s governing statute, the Alteration requires shareholder approval by a special resolution passed by a majority of not less than two-thirds of the votes cast by the Shareholders who voted in respect of that resolution. Accordingly, Shareholders will be asked at the Meeting to vote on a special resolution, the text of which is set out below, to approve the Alteration, which Alteration will be the addition of the Advance Notice Provision to the Articles of the Company, the full text of which is contained in Schedule B to this Information Circular.

Recommendation of the Board

The Board has concluded that the Advance Notice Provision is in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the Common Shareholders approve the Alteration by voting FOR the special resolution to approve the Alteration at the Meeting. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the special resolution to approve the Alteration at the Meeting.

Common Shareholder Vote - Alteration of Articles to include Advance Notice Provisions

At the Meeting, all Shareholders will be asked to consider and if thought fit, to approve a special resolution authorizing the Alteration to include advance notice provisions in the Articles, with or without variation, as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

The Articles of the Company be altered as follows:

(a)

By adding to the end of Part 14 – Election and Removal of Directors of the Articles of the Company (the "Articles"), a new section 14.12 – Nomination of Directors, (the "Alteration") as set out in Schedule B of the Company’s Information Circular dated November 16, 2018, and such Alteration be and is hereby authorized and approved and the Articles, as altered by this resolution, shall be the full form of the Articles accordingly;

(b)

The Board may in its absolute discretion, without further shareholder approval, amend or modify the Alteration to make amendments which are of a typographical, grammatical or clerical nature; or to make amendments necessary as a result of changes in laws applicable to the Company;

(c)

It is a condition of this resolution that the alteration to the Articles referred to above will not take effect until the date and time that this resolution is received for deposit at the records office of the Company; and

(d)

Any director of the Company be authorized for and on behalf of the Company to do such things and to execute and deliver, whether under the common seal of the Company or otherwise, all such statements, forms and other documents as such director may consider advisable in connection with the foregoing and to take all such action and do all such things to give effect to the transactions contemplated by the foregoing resolutions and the execution by any one director shall be conclusive proof of his or her authority to execute the same for and on behalf of the Company.

(e)	Pursuant to §139 of the Business Corporations Act (British Columbia), the directors have the right to revoke the above special resolutions before they are acted on."

A special resolution is a resolution passed by not less than a two-thirds majority of the votes cast by all Shareholders who voted in respect of that resolution.

If the special resolution to approve the Alteration is passed by all Shareholders voting on the special resolution at the Meeting, then it is expected the Board will proceed with the Alteration as expeditiously as possible. The above special resolution, if passed, will become effective immediately upon the date and time that the resolution and the Form 11 Alteration of the Articles, and the Articles, as altered, are received for deposit at the records office of the Company.

Upon receipt of approval to the Alteration, the altered form of Articles may be accessed at www.sedar.com.

ADDITIONAL INFORMATION

Financial information is provided in the audited consolidated financial statements of the Company for the years ended April 30, 2018 and 2017, the report of the auditor and in the related management discussion and analysis’s, (together, the "Financial Statements"). Copies of the Financial Statements are available on www.sedar.com and will be available at the Meeting.

Additional information relating to the Company is available as filed on www.sedar.com and upon request from the Company’s Secretary at info@cannexcapital.com, or Fax: (888) 691-0529. Copies of documents will be provided free of charge to securityholders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

APPROVED by the Board at Vancouver, British Columbia, this 16th day of November, 2018.

BY ORDER OF THE BOARD

"Anthony Dutton"

Anthony Dutton
Chief Executive Officer

SCHEDULE A

Cannex Capital Holdings Inc.
(the "Company")

CHANGE OF AUDITOR REPORTING PACKAGE

ARCO RESOURCES CORP.

NOTICE OF CHANGE OF AUDITORS

ARCO RESOURCES CORP. (the "Company") is issuing this notice pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102") of the change of its auditor from Charlton and Company (the "Former Auditors") to Davidson & Company LLP, Chartered Professional Accountants (the "Successor Auditors"). In accordance with NI 51-102, the Company hereby states that:

1.	At the Company’s request, the Former Auditors resigned as the Company’s auditors effective November 27, 2017

2.	The resignation of the Former Auditors and the appointment of the Successor Auditors has been considered and approved by the Company’s audit committee and board of directors.

3.

The appointment of the Former Auditors as the Company’s auditor was effective as at November 27, 2017. During the term of the Former Auditors’ appointment as Auditors for the Company, the Former Auditors did not deliver an audit report to the Company’s board of directors which contained a modified opinion.

4.	There have been no "reportable events" as that term is defined in NI 51-102.

Dated at Vancouver, BC this 30th day of November, 2017.

"Teresa Rzepczyk"

Teresa Rzepczyk
Chief Financial Officer
ARCO RESOURCES CORP.

ARCO RESOURCES CORP.	PO Box 10077 – Pacific Centre • Vancouver, BC, Canada V7Y 1B6
P: 604.689.8336 • F: 888.691.0529

November 27, 2017

To:	The British Columbia Securities Commission
The Alberta Securities Commission

Dear Sirs/Mesdames:

Re:	Arco Resources Corp. (the "Company")
- Notice of Change of Auditor

We have read the notice of change of auditor of the Company (the "Notice") dated November 27, 2017 delivered to us pursuant to National Instrument 51-102. We report that with respect to the statements contained in the Notice, we are not aware of any inaccuracies contained in the Notice and that:

1.

we have no basis to agree or disagree with the statement that the board of directors of the Company has considered and approved the resignation of Charlton and Company and the appointment of Davidson & Company LLP as successor auditor; and

2.	we agree that there have been no "reportable events" as defined in National

Instrument 51-102 or reservations contained in the financial statements prepared by us during the two most recently completed financial years of the Company.

Yours truly,

CHARLTON & COMPANY

Per: Signed "Robert G. Charlton"

DAVIDSON & COMPANY LLP Chartered Professional Accountants

November 28, 2017

Dear Sirs / Mesdames:

Re: Arco Resources Corporation (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated November 27, 2017, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Professional Accountants

cc: TSX Venture Exchange

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

SCHEDULE B

CANNEX CAPITAL HOLDINGS INC.
(the "Company")

FULL TEXT OF PROPOSED ALTERATION OF THE ARTICLES

ADVANCE NOTICE PROVISION

"Nomination of Directors

14.12

(a) Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)

by any person (a "Nominating Shareholder") (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must give:

(i)

timely notice thereof in proper written form to the officer of the Company, being either of the CEO, the CFO or the Corporate Secretary of the Company, ("an officer of the Company") at the principal executive offices of the Company in accordance with this §14.12(c); and

(ii)	the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(c).

(c) To be timely under §14.12, a Nominating Shareholder’s notice to an officer of the Company must be made:

(i)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(iii)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c).

(d) To be in proper written form, a Nominating Shareholder’s notice to an officer of the Company, under §14.12(b) must set forth:

(i)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be "independent" of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52- 110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)

as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e) To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered notice to an officer of the Company, at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary or an officer of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

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(f) No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g) For purposes of this §14.12(c):

(i)

"Affiliate", when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)

"Applicable Securities Laws" means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii)

"Associate", when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv)

"Derivatives Contract" shall mean a contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Securities"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

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(v)

"Meeting of Shareholders" shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(vi)

"owned beneficially" or "owns beneficially" means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vii)

"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(h) Notwithstanding any other provision to this §14.12, notice or any delivery given to an officer of the Company pursuant to this §14.12(c) may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary or an officer of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary or an officer of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

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(i) In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in §14.12(c) or the delivery of a representation and agreement as described in §14.12(b) ."

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